Netcapital

Vertical Longevity

1/30/2026

Company	URL	Closing Date
Vertical Longevity	netcapital.com/companies/vertical-longevity	January 30, 2026

First Name	Last Name	Cost Basis	Units	Investment	Portal Fee
Tas	Dienes	$0.97	5,155.00	$5,000.35	$245.02
Laurel	Scieszka	$0.97	5,155.00	$5,000.35	$245.02
David	Scieszka	$0.97	310.00	$300.70	$14.73
Benjamin	Scieszka	$0.97	5,154.00	$4,999.38	$244.97
Scarlett	Stanger	$0.97	2,542.00	$2,465.74	$120.82
Joshua	Alcon	$0.97	1,031.00	$1,000.07	$49.00
Jeffrey	Flynn	$0.97	1,031.00	$1,000.07	$49.00
Jacob	Burkhard	$0.97	1,031.00	$1,000.07	$49.00
Lauren	Avery-Mead	$0.97	1,031.00	$1,000.07	$49.00
Raymond	Doyle	$0.97	1,031.00	$1,000.07	$49.00
Kevin	Bakke	$0.97	619.00	$600.43	$29.42
Roderick	Herron	$0.97	516.00	$500.52	$24.53
anthony	young	$0.97	516.00	$500.52	$24.53
Roderick	Herron	$0.97	516.00	$500.52	$24.53
anthony	young	$0.97	516.00	$500.52	$24.53
Joshua	Della-Rocco	$0.97	515.00	$499.55	$24.48
Tristen	Andre	$0.97	413.00	$400.61	$19.63
Anna	Sepiolo	$0.97	310.00	$300.70	$14.73
Glen	Sebring	$0.97	310.00	$300.70	$14.73
Ruili	Jie	$0.97	258.00	$250.26	$12.26
Chris	Cheng	$0.97	207.00	$200.79	$9.84
Jerry	Irwin	$0.97	206.00	$199.82	$9.79
Frank	Henry-reyes	$0.97	155.00	$150.35	$7.37
Daniel	Miranda	$0.97	104.00	$100.88	$4.94
Kyle	Ryder	$0.97	4,640.00	$4,500.80	$220.54
Arianna	Benitez Colon	$0.97	3,093.00	$3,000.21	$147.01
Nathan	Arrazati	$0.97	1,031.00	$1,000.07	$49.00
Dylan	Arrazati	$0.97	516.00	$500.52	$24.53
Dylan	Arrazati	$0.97	570.00	$552.90	$27.09
Dylan	Arrazati	$0.97	3,196.00	$3,100.12	$151.91

	Total Shares	Total Raised	Total Fee
	41,678.00	$40,427.66	$1,980.95